EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
HORIZON UPDATE
CALGARY, ALBERTA – OCTOBER 26, 2012 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) has successfully completed proactive planned maintenance activities at its Horizon Oil Sands Project (“Horizon”).  The planned outage, scheduled for twelve days in the month of October, was completed on schedule and on cost.  The Coker feed has commenced as the plant returns to targeted full production of 115,000 barrels per day of Synthetic Crude Oil (“SCO”) and Canadian Natural continues its commitment to safe, steady and reliable operations.

As previously provided, current Horizon production guidance for 2012 remains in the range of 90,000 bbl/d – 98,000 bbl/d of SCO as production level reductions due to proactive maintenance activities was previously taken into consideration. Q3/12 actual production was approximately 99,200 barrels per day of SCO, near the midpoint of previously issued Q3/12 guidance, as the Company operated at restricted rates for a portion of Q3/12 to ensure safe, steady reliable operations in anticipation of the proactive planned maintenance.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol – CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Natural’s anticipated production volumes.
Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.